PRESS RELEASE

Immunocore Reports First Quarter 2021 Financial Results

Biologics License Application (BLA) submission to the U.S. Food and Drug Administration (FDA) is expected to be completed in third quarter of 2021

Launched a global early access program for tebentafusp in metastatic uveal melanoma

Cash position of $431 million as of March 31, 2021 includes $287 million in net proceeds from initial public offering and concurrent private placement in February 2021

(OXFORDSHIRE, England & CONSHOHOCKEN, Penn. & ROCKVILLE, Md., US, 12 May 2021) Immunocore Holdings Plc (Nasdaq: IMCR), a late-stage biotechnology company pioneering the development of a novel class of T cell receptor (TCR) bispecific immunotherapies designed to treat a broad range of diseases, including cancer, infectious and autoimmune disease, today announced its results for the quarter ended March 31, 2021.

Highlights for the quarter included the presentation of the Phase 3 randomized data from the Company’s lead candidate tebentafusp in the plenary clinical trial session at the American Association for Cancer Research (AACR) Annual Meeting, the launch of a global early access program for tebentafusp, and the successful completion of the Company’s initial public offering resulting in net proceeds of $287 million.

Bahija Jallal, Chief Executive Officer of Immunocore, said: “Tebentafusp has been demonstrated to prolong survival in patients with metastatic uveal melanoma, a cancer that has historically proven insensitive to chemotherapy and immunotherapies. These data, recently presented at AACR, represent the first positive Phase 3 clinical trial for a TCR therapeutic and the first time that a bispecific T cell engager has demonstrated a survival benefit in a solid tumor, representing a significant breakthrough in the field of oncology.”

First Quarter 2021 Highlights (including post-period)

Tebentafusp

In April, one oral presentation and three posters on tebentafusp were accepted at the 2021 American Society of Oncology (ASCO) Annual Meeting being held virtually from June 4-8, 2021.   Per ASCO’s Embargo & Release Information, full abstracts will be released to the public on ASCO’s Meeting Library at 5:00 p.m. ET on May 19, 2021.

In April, the Company launched a global early access program for tebentafusp in metastatic uveal melanoma (mUM).

Immunocore Holdings plc, 92 Park Drive, Milton Park, Abingdon, Oxon, OX14 4RY, UK
T: +44 (0)1235 438600  |  www.immunocore.com
Registered in England no: 6456207  |  VAT No. GB 939 6694 55

In April, the Company’s Phase 3 data of tebentafusp in metastatic uveal melanoma was also the subject of an oral presentation in the Phase 3 clinical trials plenary session at the AACR Virtual Annual Meeting 2021. Tebentafusp demonstrated a statistically significant and clinically meaningful improvement in overall survival (OS) as a first-line treatment in mUM.  In the intent-to-treat population, tebentafusp demonstrated a median overall survival of 21.7 months compared to 16.0 months for investigator’s choice and with 73% of patients alive at 1 year for tebentafusp vs. 58% for investigator’s choice. The OS Hazard Ratio (HR) favored tebentafusp, HR=0.51 (95% CI: 0.37, 0.71); p< 0.0001, over investigator’s choice (82% pembrolizumab; 12% ipilimumab; 6% dacarbazine). In addition, tebentafusp resulted in a statistically significant longer PFS. Treatment-related adverse events were manageable and consistent with the proposed mechanism.

In February, tebentafusp was granted Breakthrough Therapy Designation by the U.S. Food & Drug Administration (FDA) for unresectable or metastatic uveal melanoma. Additionally, the European Commission, upon recommendation of the European Medicines Agency’s (EMA) Committee for Orphan Medicinal Products (COMP) awarded tebentafusp Orphan Drug Designation for the treatment of uveal melanoma. Medicines that meet the EMA’s Orphan Drug Designation criteria qualify for several incentives, including 10 years of market exclusivity, protocol assistance, and potentially reduced fees for regulatory activities.

Immunocore will be working with the FDA to facilitate complete BLA submission in the third quarter of 2021, followed by submission of a Marketing Authorization Application to the EMA.

Additional Clinical Programs

IMC-C103C – MAGE-A4

In the first quarter, the Company continued to advance, IMC-C103C, an ImmTAC molecule targeting an HLA-A*02:01 MAGE-A4 antigen, in a first-in-human, Phase 1/2 dose escalation trial in patients with solid tumor cancers including non-small-cell lung cancer (NSCLC), gastric, head and neck, ovarian and synovial sarcoma. The Company plans to report Phase 1 initial data from this trial in the fourth quarter of 2021.

IMC-F106C – PRAME

In the first quarter, the Company continued to advance IMC-F106C, an ImmTAC molecule targeting an HLA-A*02:01 PRAME antigen, in a first-in-human, Phase 1/2 dose escalation trial in patients with multiple solid tumor cancers. PRAME is overexpressed in many solid tumors including NSCLC, SCLC, endometrial, ovarian, and breast cancers. The Company plans to report Phase 1 initial data from this trial in mid-2022.

IMC-I109V – HBV

In the first quarter, the Company continued to advance IMC-I109V, an ImmTAV molecule targeting a conserved Hepatitis B virus (HBV), envelope antigen, in a global Phase 1 single ascending dose trial. The Company plans to initiate dosing mid-year 2021.

Operational Highlights

In February, the Company made key appointments to management and Board of Directors. The appointment of Ralph Torbay as Immunocore’s new Head of Commercial and the appointment of Dr. Roy S. Herbst as a member of the Company’s Board of Directors became effective January 28, 2021. Dr. Herbst served as a member of Immunocore’s Scientific Advisory Board (SAB) and is currently Ensign Professor of Medicine (Medical Oncology), Professor of Pharmacology, Chief of Medical Oncology and Associate Cancer Center Director for Translational Research at Yale Cancer Center and Smilow Cancer Hospital.

In February, the Company completed its initial public offering (IPO), and concurrent private placement. The financing was $312.1 million in aggregate of which approximately $287 million in net proceeds was from the IPO on Nasdaq of 11,426,280 American Depositary Shares (ADSs), including the exercise in full by the underwriters of their option to purchase an additional 1,490,384 ADSs, at an IPO price of $26.00 per ADS and $15 million from the completion of the concurrent sale of an additional 576,923 ADSs at the initial offering price of $26.00 per ADS, for gross proceeds of approximately $15.0 million, in a private placement to the Bill & Melinda Gates Foundation.

Financial Results

Basic and diluted loss per share was a £0.76 or $1.05 for the quarter ended March 31, 2021 compared to an adjusted to £0.74 for the quarter ended March 31, 2020. Total operating loss for the quarter was £31.9 million or $44.0 million compared to £22.1 million for the same period last year, largely due to an increase in employee costs associated with non-cash share-based payment charges.

For the three months ended March 31, 2021, revenue from collaboration agreements was unchanged at £8.3 million or $11.4 million compared to the same period last year.  For the three months ended March 31, 2021, research and development expenses were £19.9 million or $27.4 million, as compared to £20.8 million for the three months ended March 31, 2020. For the quarter, administrative expenses were £20.2 million or $27.8 million compared to £9.6 million for the quarter ended March 31, 2020 including a £7.7 million increase in the non-cash share-based payment charges.

Cash and cash equivalents totaled £313.1 million or approximately $431 million as of March 31, 2021 compared to £68.4 million for the same period last year.

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About Immunocore

Immunocore is a late-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, Immunocore is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs. Immunocore’s most advanced oncology therapeutic candidate, tebentafusp, has demonstrated an overall survival benefit in a randomized Phase 3 clinical trial in metastatic uveal melanoma, a cancer that has historically proven to be insensitive to other immunotherapies.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, but are not limited to, statements regarding the Company’s business strategy including its proposed regulatory plans for tebentafusp, the efficacy, safety and therapeutic potential of tebentafusp, the planned submission of a BLA submission for tebentafusp for the treatment of mUM, the potential approval and commercial launch of tebentafusp for mUM, the design, progress, timing, scope and results of the Company’s clinical trials including IMC-C103C, IMC-F106C and IMC-I109V, the potential benefit of Breakthrough Therapy Designation or Orphan Drug Designation for tebentafusp, and the Company’s anticipated cash runway. Any forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the impacts of the COVID-19 pandemic on the Company’s business, clinical trials and financial position; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrollment rates that are lower than expected; changes in expected or existing competition; changes in the regulatory environment; and the uncertainties and timing of the regulatory approval process. For a discussion of other risks and uncertainties, and other important factors, any of which could cause our actual results to differ from those contained in the forward-looking statements, see the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 25, 2021, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law.

CONTACT:

Immunocore
Debra Nielsen, Head of Communications
T: +1 (610) 368-8602
E: debra.nielsen@immunocore.com
Follow on Twitter: @Immunocore

Consilium Strategic Communications (corporate and financial)
Mary-Jane Elliott/ Chris Welsh/ Jessica Hodgson
T: +44 (0)203 709 5700
E: Immunocore@consilium-comms.com

Investor Relations
Clayton Robertson, Head of Investor Relations
T: +1 215-384-4781
E: ir@immunocore.com

Comparison of the Three Months Ended March 31, 2021 and 2020

Consolidated Statements of Financial Position for Each Period Presented:

	March 31, 2021 £’000	December 31, 2020 £’000
Non-current assets
Property, plant and equipment	12,321	13,754
Right of use assets	22,742	23,093
Investment in sub-lease	540	776
Other non-current financial assets	3,812	4,410
Deferred tax asset	2,213	2,230
Total non-current assets	41,628	44,263
Current assets
Trade and other receivables	8,821	10,280
Tax receivable	17,615	12,935
Cash and cash equivalents	313,083	129,716
Total current assets	339,519	152,931
Total assets	381,147	197,194
Equity
Share capital	88	64
Share premium	211,286	-
Foreign currency translation reserve	71	163
Other reserves	386,167	386,167
Share-based payment reserve	27,092	18,821
Accumulated deficit	(378,907)	(349,869)
Total equity	245,797	55,346
Non-current liabilities
Interest-bearing loans and borrowings	36,437	36,654
Deferred liabilities	19,225	24,868
Lease liabilities	25,035	25,190
Provisions	160	138
Total non-current liabilities	80,857	86,850
Current liabilities
Interest-bearing loans and borrowings	546	---
Trade and other payables	26,359	25,728
Deferred liabilities	25,710	27,118
Lease liabilities	1,764	2,043
Provisions	114	109
Total current liabilities	54,493	54,998
Total liabilities	135,350	141,848
Total equity and liabilities	381,147	197,194

Consolidated Statement of Loss for Each Period Presented:

	Three Months Ended March 31,
	2021		2020
	$000	£’000	£’000
	(unaudited)
Revenue	11,408	8,270	8,255
Research and development expenses	(27,431)	(19,885)	(20,779)
Administrative expenses	(27,844)	(20,184)	(9,605)
Net other operating (expense) / income	(113)	(82)	10
Operating loss	(43,980)	(31,881)	(22,119)
Finance income	30	22	1,383
Finance costs	(2,565)	(1,860)	(1,067)
Non-operating (expense) / income	(2,535)	(1,838)	316
Loss before taxes	(46,515)	(33,719)	(21,803)
Income tax credit	6,457	4,681	3,164
Loss for the period	(40,058)	(29,038)	(18,639)

	For the three months ended March 31 2021	For the three months ended March 31, 2020
Loss for the period (£000’s)	(29,038)	(18,639)
Basic and diluted weighted average number of shares	38,451,332	25,263,027
Basic and diluted loss per share (£) (1)	(0.76)	(0.74)

Condensed Consolidated Statement of Cash Flows for Each Period Presented:

	Three Months Ended March 31,
	2021	2021	2020
	$000	£’000	£’000
		(unaudited)
Cash and cash equivalents at beginning of year	178,943	129,716	73,966
Net cash flows used in operating activities	(35,838)	(25,979)	(30,518)
Net cash flows from / (used in) investing activities	34	25	(1,334)
Net cash flows from financing activities	288,830	209,373	26,149
Net foreign exchange difference on cash held	(72)	(52)	114
Cash and cash equivalents at end of period	431,897	313,083	68,377